Exhibit 99.4

CONTINENTAL ENERGY CORPORATION
The "Reporting Issuer" Or The "Company"

FORM 51-101F1 STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

For Fiscal Year Ended 30 June 2013

This is a part of the form referred to in item 1 of section 2.1 of National Instrument 51-101
Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms for which a meaning is given in NI 51-101 have the same meaning in this form.

TABLE OF CONTENTS

PART 1 DATE OF STATEMENT		Page 1
PART 2 DISCLOSURE OF RESERVES DATA		None - Not Included
PART 3 PRICING ASSUMPTIONS		None - Not Included
PART 4 CHANGES IN RESERVES & FUTURE NET REVENUE		None - Not Included
PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA		None - Not Included
PART 6 OTHER OIL AND GAS INFORMATION		Page 1

Form 51-101F2	Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor	Filed Separately
Form 51-101F3	Report of Management and Directors on Oil And Gas Disclosure	Filed Separately

PART 1 DATE OF STATEMENT

Item 1.1 Relevant Dates

1.	The date of this report and statement is: March 15, 2014 (the "Report Date").

2.	The effective date of information provided in this statement is as of the Company's most recently completed fiscal year ended: June 30, 2013.

3.	The date of preparation the information provided herein is: March 15, 2014.

PART 6 OTHER OIL AND GAS INFORMATION

Item 6.1 Oil and Gas Properties and Wells

The Company’s important oil and gas properties, wells, plants, facilities and installations are summarized as follows:

1.	Bengara-II Block Oil & Gas Property

Property Name:	Bengara-II Block Production Sharing Contract ("PSC") Contract Area
Company’s Interest:	18% share holding in PSC Contractor Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”)
Location:	East Kalimantan, Indonesia, mostly onshore, with part offshore.
Contract Area:	Remaining after 1st scheduled relinquishment on report date: 364,900 hectares.
Contract Type:	Production Sharing Contract (PSC) with Indonesian government.
Contract Term:	10-Year Initial Exploration Term + additional 20 years production from 4 Dec 1997.
Operator:	Company's 18% owned subsidiary CGB2.
Exploration Wells:	Four drilled by Operator to date of this report.
Development Wells:	None drilled by Operator to date of this report.
Producing Wells:	None drilled by Operator to date of this report.
Plant & Equipment:	None.
Surface Facilities:	None.
Reserves:	The Bengara-II Block is an exploration stage property with no reserves of any classification attributable to it.

2013 Fm51-101F1 Continental Energy Corp. Page 1 of 3

Item 6.2 Properties With No Attributed Reserves

1.	The gross area of all oil and gas properties with no attributed oil or gas reserves in which the Company has an interest, by country and property, are:

Country	Property	At FYE June 30, 2013	At this Report Date
Indonesia	Bengara-II Block	244,369 hectares	0 hectares

2.	The net area or area of the Company’s oil and gas properties net to the Company’s participating interest in them, by country and property, are:

Country	Property	At FYE June 30, 2013	At this Report Date
Indonesia	Bengara-II Block	43,986 hectares	0 hectares

3.

The Company’s sole oil and gas property during the fiscal year ended June 30, 2013 was held under a Production Sharing Contract ("PSC") arrangement between the Company’s 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) and the Government of the Republic of Indonesia which obligesCGB2 to undertake specific exploration or development work on the properties. On September 29, 2006, the Company sold 70% of its then 60% interest in CGB2 to Kunlun Energy Company Limited ("Kunlun", formerly known as CNPC (Hong Kong) Limited). The Company retained an 18% shareholding of CGB2. Kunlun managed the business affairs of CGB2 and those of its Bengara-II production sharing property; and the Company's share of CGB2 costs was carried by Kunlun.

The nature, schedule and amount of the Company’s commitments on its exploration property is summarized below.

(a)	Bengara-II Block Oil & Gas Property

  CGB2’s Bengara-II PSC work commitment totalled US$ 25,000,000 and included the drilling of a minimum of four exploration wells before the sixth anniversary of the PSC signature or December 4, 2007. This entire commitment was met in full. At fiscal year end June 30, 2013 CGB2 had no further cash expenditure obligations under the Bengara-II
  PSC.

  Under the exploration term of the Bengara-II PSC as amended, CGB2 had until November 30, 2011 to file a plan of development ("POD") with Indonesian authorities for the first of any oil or gas developments within the Bengara-II
  PSC or failing which the Bengara-II PSC would expire. Upon approval of this POD, CGB2 would be entitled to hold the Bengara-II PSC for its full 30 year term, until 4 December 2027.

  However, due to chronic delays to 3D seismic field operations attributable to surface damage claims issues beyond the control of CGB2 during 2009, 2010, and 2011; CGB2 did not have sufficient time to complete seismic processing and interpretation to meet the November 30, 2011 deadline. Field acquisition of the seismic program had only completed in November 2011.

  Therefore, considering it had invested over US$ 78,000,000 in Bengara-II work expenditures, CGB2 applied to MIGAS, the responsible Indonesian Governmental Authority, for lost time compensation consisting of a requested two year period extension of time until November 30, 2013 to file the POD. Despite months of talks and negotiations, the request for lost time compensation and an extension of time to file the POD was declined.

  In a letter to the Company dated September 19, 2012, Kunlun, as majority shareholder and sole financier of CGB2, advised that it had decided not to pursue any further applications for lost time compensation or extension of the Bengara-II PSC term with the Indonesian authorities. Kunlun stated it would not challenge the MIGAS position that the Bengara-II PSC had therefore expired, in accordance with its terms, with retroactive effect from November 30, 2011.

  As of the Report Date, neither CGB2 nor the Company has any interest, entitlements, or obligations in respect of the Bengara-II PSC.

2013 Fm51-101F1 Continental Energy Corp. Page 2 of 3

Item 6.6 Costs Incurred

The net costs incurred by the Company attributable to its oil and gas properties interests during the Company’s most recently completed financial year ended June 30, 2013, by country, by property and by category of expenditure, are:

(a)	New Property Acquisition Costs:
	•	Indonesia – Properties with Proved Reserves:	None
	•	Indonesia – Properties with No Proved Reserves:	None
(b)	Existing Property Exploration Costs:
	•	Indonesia – CGB2 and the Bengara-II Block -	- nil -
(c)	Existing Property Development Costs:
	•	Indonesia – Bengara-II Block -	None

Item 6.7	Exploration and Development Activities

1.	The number of gross wells and net wells completed in the Company’s properties in the Company’s most recently completed financial year ended June 30, 2013 by country and well classification, are:

•	Completed Exploration Wells:	None
•	Completed Development Wells:	None

2.

The number of gross wells and net wells completed in the Company’s properties in the Company’s most recently completed financial year ended June 30, 2013, by country and well classification, that were oil wells, gas wells, service wells or dry holes are:

•	Exploration Wells Completed as Dry Holes:	None
•	Exploration Wells Completed as Oil or Gas Wells:	None
•	Development Wells Completed as Producers:	None

3.	The Company’s most important current and short term future planned oil and gas exploration and development activities, by country, are:

  Indonesia - Acting jointly with a local partner, the Company submitted a bid for a new PSC over the Bengara-II Block in February of 2013. In December 2013, winners were announced and the Company's bid was not successful.

  Indonesia - The Company actively reviews selected blocks in bid round offerings of new PSC blocks by Indonesian oil and gas regulator MIGAS. The Company intends to continue participating in these bid rounds when a block or blocks it believes have technical merit and/or for which the Company has a competitive advantage.

  Indonesia - The Company reviews selected farm out offers from other Operators from time to time when a block or it believes has technical merit and/or for which the Company has a competitive advantage.

  Malaysia - Acting jointly with a local partner, the Company submitted a bid to PETRONAS, the state oil company of Malaysia, for a new PSC in Malaysia in late November 2013. As of the Report Date, the results of the tender have not been announced by PETRONAS.

  Malaysia - The Company actively reviews selected blocks in bid round offerings of new PSC blocks by PETRONAS. The Company intends to continue participating in these bid rounds when a block or blocks it believes have technical merit and/or for which the Company has a competitive advantage.

Form 51-101F2
The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to this Form 51-101F1 is filed concurrently with this Form 51-101F1and is nil because the Company is an exploration stage company and has no reserves to report on.

Form 51-101F3
The companion Form 51-101F3 “Report of Management and Directors on Oil And Gas Disclosure” pertaining to this Form 51-101F1 is filed concurrently with this Form 51-101F1.

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2013 Fm51-101F1 Continental Energy Corp. Page 3 of 3

CONTINENTAL ENERGY CORPORATION
The "Reporting Issuer" Or The "Company"

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR

This is a part of the form referred to in item 1 of section 2.1 of National Instrument 51-
101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms for which a meaning is given in NI 51-101 have the same meaning in this form.

REPORT ON RESERVES DATA

This Form 51-101F2 report is filed concurrently with Forms 51-101F1 and 51-101F3.

This Form 51-101 F2 report constitutes a "nil" reserves report because the Company is an exploration stage company and had no oil and gas reserves to report during its fiscal year ended 30 June 2013.

Dated effective March 15, 2014.

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CONTINENTAL ENERGY CORPORATION
The "Reporting Issuer" Or The "Company"

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

This is a part of the form referred to in item 1 of section 2.1 of National Instrument 51-
101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms for which a meaning is given in NI 51-101 have the same meaning in this form.

RESERVES: Management of Continental Energy Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at June 30, 2013, estimated using forecast prices and costs.

INDEPENDENT QUALIFIED RESERVES EVALUATOR: At such time as reserves are established an independent qualified reserves evaluator shall be appointed to review the Company’s reserves data annually as required. The report of the independent qualified reserves evaluator shall be presented in the form prescribed by Form 51-101F2 and would be filed with securities regulatory authorities concurrently with this Form 51-101F3 report and with Form 51-101F1.

RESERVES COMMITTEE: The board of directors of the Company have established a Reserves Committee consisting of the undersigned directors and officers. At such time as the Company establishes oil and gas reserves it is the duty and responsibility of the Reserves Committee to:

1.	review the Company’s procedures for providing information to the independent qualified reserves evaluator;

2.

meet with the independent qualified reserves evaluator[ to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation and, because of the proposal to change the independent qualified reserves evaluator, to inquire whether there had been disputes between the previous independent qualified reserves evaluator and management; and

3.	review the reserves data with management and the independent qualified reserves evaluator.

OTHER OIL & GAS INFORMATION: The Reserves Committee of the board of directors have reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and have reviewed that information with management. The board of directors has on the recommendation of the Reserves Committee, approved:

1.	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information in accordance with Form 51-101F1;

2.

the lack of need to file a report this year or filing of a “nil” report of the independent qualified reserves evaluator in Form 51- 101F2 due to the fact that the Company is an exploration stage company and as of the date of this report has no reserves; and

3.	the content and filing of this report in Form 51-101F3.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Signed, and dated effective March 15, 2013.

The Reserves Committee:

<< Signed >>	<< Signed >>

RICHARD L. McADOO	ROBERT V. RUDMAN
Director & CEO &	Director & CFO &
Member of the	Member of the
Reserves Committee	Reserves Committee